SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35907; 812-15865

Loomis Sayles Credit Income Opportunities Fund and Loomis, Sayles & Company, L.P.

January 21, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares and to impose asset-based distribution and/or service fees and early withdrawal charges.

Applicants: Loomis Sayles Credit Income Opportunities Fund and Loomis, Sayles & Company, L.P.

Filing Dates: The application was filed on July 24, 2025, and amended on December 23, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 17, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Susan McWhan Tobin, Esq., Natixis Distribution, LLC; Molly Gorman, Esq., Molly.Gorman@ngam.natixis.com; Jan Ryu Koo, Loomis Sayles Credit Income Opportunities Fund, Jan.RyuKoo@ngam.natixis.com; Michael G. Doherty, Esq., Ropes & Gray LLP; and Jessica Reece, Esq, Ropes & Gray LLP, jessica.reece@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated December 23, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.